Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266298
COTTONWOOD COMMUNITIES, INC.

PROXY STATEMENT/PROSPECTUS
SUPPLEMENT NO. 2 DATED SEPTEMBER 16, 2022

This document supplements, and should be read in conjunction with, the proxy statement/prospectus of Cottonwood Multifamily Opportunity Fund, Inc. and Cottonwood Communities, Inc. dated August 5, 2022 as supplemented by supplement no. 1 dated August 15, 2022. Capitalized terms used in this supplement have the same meanings as set forth in the proxy statement/prospectus.

The purpose of this supplement is to provide information in the proxy statement/prospectus regarding the following:

•the calculation of CCI’s August 31, 2022 net asset value (“NAV”) per share, as determined in accordance with CCI’ valuation guidelines, for each of CCI’s share classes; and
•updated experts information.

August 31, 2022 NAV Calculation

The following information supplements the information contained in the proxy statement/prospectus under the heading “The Companies — Cottonwood Communities, Inc. — Net Asset Valuation Calculations and Valuation Guidelines.” Where used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “CCI,” “we,” “us” or “our” refer to Cottonwood Communities, Inc. and its consolidated subsidiaries.

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The August 31, 2022 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “The Companies — Cottonwood Communities, Inc. — Net Asset Value Calculations and Valuation Guidelines” in the proxy statement/prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of August 31, 2022 (Class T, Class D, Class I, and Class A) as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of August 31, 2022 and July 31, 2022:

	As of
Components of NAV*	August 31, 2022	July 31, 2022
Investments in Multifamily Operating Properties	$2,242,907,531	$2,056,328,198
Investments in Multifamily Development Properties	56,088,834	239,425,819
Investments in Real-estate Related Structured Investments	69,394,792	66,796,536
Investments in Land Held for Development	43,700,103	42,615,218
Operating Company and Other Net Current Assets	79,598,200	82,063,008
Cash and Cash Equivalents	8,882,959	15,581,408
Secured Real Estate Financing	(1,040,436,615)	(1,061,001,256)
Subordinated Unsecured Notes	(43,443,000)	(43,443,000)
Preferred Equity	(127,194,852)	(127,194,852)
Accrued Performance Participation Allocation	(30,334,805)	(30,258,126)
Net Asset Value	$1,259,163,147	$1,240,912,953
Fully-diluted Shares/Units Outstanding	60,827,186	59,950,083

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2022 and July 31, 2022:

	Class
	T	D	I	A	TX	OP(1)	Total
As of August 31, 2022
Monthly NAV	$81,657,119	$96,018	$58,104,688	$471,999,783	$—	$647,305,539	$1,259,163,147
Fully-diluted Outstanding Shares/Units	3,944,662	4,638	2,806,900	22,801,190	—	31,269,796	60,827,186
NAV per Fully-diluted Share/Unit	$20.7007	$20.7007	$20.7007	$20.7007	$—	$20.7007
As of July 31, 2022
Monthly NAV	$68,946,587	$21,087	$45,768,851	$475,259,979	$362,888	$650,553,561	$1,240,912,953
Fully-diluted Outstanding Shares/Units	3,330,897	1,019	2,211,151	22,960,414	17,532	31,429,070	59,950,083
NAV per Fully-diluted Share/Unit	$20.6991	$20.6991	$20.6991	$20.6991	$20.6991	$20.6991

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the August 31, 2022, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	5.97%	4.64%
Development Assets	5.95%	4.50%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.

A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.5%	2.4%
	0.25% increase	(2.4)%	(2.3)%
Exit Capitalization Rate	0.25% decrease	4.5%	4.8%
	0.25% increase	(3.9)%	(4.3)%

* Presented as adjusted for our economic ownership percentage in each asset.

Experts

The statements included in this supplement under “August 31, 2022 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in real estate valuations.

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